09058542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DeMatteo Monness LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue, 45th floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Monness — **212-833-9900**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *of individual, state last, first, middle name*)

709 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
103

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William Monness, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DeMatteo Monness LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

PETER M DOLEZAL
NOTARY PUBLIC-STATE OF NEW YORK
No. 02DO6181864
Qualified in New York County
My Commission Expires February 11, 2012

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEMATTEO MONNESS LLC AND SUBSIDIARY

(A Limited Liability Company)

CONSOLIDATED
STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2008

DEMATTEO MONNESS LLC AND SUBSIDIARY
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
DeMatteo Monness LLC
New York, NY

We have audited the accompanying consolidated statement of financial condition of DeMatteo Monness LLC and Subsidiary (a limited liability company) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of DeMatteo Monness LLC and Subsidiary as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the statement of financial condition, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements."

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 20, 2009

709 WESTCHESTER AVENUE, WHITE PLAINS, NY 10604 • (914) 949-2990 • FAX (914) 949-2910

DEMATTEO MONNESS LLC AND SUBSIDIARY
(A Limited Liability Company)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Current assets:	
Cash and cash equivalents	$ 9,778,528
Marketable securities, at fair market value	185,325
Receivable from clearing broker	1,398,872
Receivable from other brokers	543,666
Prepaid expenses and other current assets	378,367
Total current assets	12,284,758
Property and equipment, net	2,934,899
Other assets:	
Deposits	222,745
TOTAL ASSETS	$ 15,442,402

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accrued expenses and other current liabilities	$ 778,997
Current portion of long-term debt	285,720
Profit-sharing plan contributions payable	222,508
Accrued pension liability	142,813
Income taxes payable	179,065
Total current liabilities	1,609,103
Long-term liabilities:	
Deferred rent income	78,585
Long-term debt, net of current portion	976,170
Total long-term liabilities	1,054,755
Total liabilities	2,663,858
Commitments and contingencies (Notes 3, 7, and 9)	
Members' equity:	
Members' equity	12,916,855
Accumulated other comprehensive loss	(138,311)
Total members' equity	12,778,544
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 15,442,402

See accompanying notes to consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated statement of financial condition includes the accounts of DeMatteo Monness, LLC ("DeMatteo Monness") and its wholly owned subsidiary, MoJo Air, LLC ("MoJo") (collectively the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Organization

DeMatteo Monness was formed as a limited liability company on July 14, 1997, pursuant to an operating agreement that specifies that it will continue in existence until December 31, 2057, unless dissolved earlier in accordance with the operating agreement. DeMatteo Monness serves the investment community principally as a broker-dealer and clears its customers' transactions through an unaffiliated clearing broker on a fully-disclosed basis. DeMatteo Monness is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and does not provide securities brokerage services to the general public.

MoJo was formed as a limited liability company on November 14, 2001. The principal assets of MoJo were fractional interests in business class passenger aircraft used by DeMatteo Monness. All interests in the aircraft were sold during 2007. Since then, MoJo has been inactive.

As a limited liability company, the members are not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions charged for executing customer transactions, and the related clearing expenses, are reported on a trade-date basis as security transactions occur.

Consulting Service Revenue

The Company also facilitates the delivery of research information to money managers and others in the financial services industry. Compensation for these services is determined by the recipient based on its good faith determination. The Company records compensation for these services when the service has been rendered, the amount of the fee is known, and collection of the fee is reasonably assured.

Cash and Cash Equivalents

The Company considers investments in debt securities with an original maturity date of three months or less to be cash equivalents.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Adoption of New Accounting Pronouncement

On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," for financial assets and financial liabilities. In accordance with Financial Accounting Standards Board Staff Position (FSP) No. SFAS 157-2, "Effective Date of FASB Statement No. 157," the Company will delay application of SFAS No. 157 for non-financial assets and non-financial liabilities until January 1, 2009. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements (see Note 5).

Income Taxes

As limited liability company's are treated as partnerships for federal and state tax purposes, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for federal or state income taxes has been included in the consolidated financial statements. The Company remains subject to the New York City unincorporated business tax and as such has been included in the consolidated financial statements.

Property and Equipment

Property and equipment are carried at cost. Amortization of leasehold improvements is provided over the shorter of the economic useful life of the improvement or the term of the lease. Amortization of capitalized software and website development costs are amortized over its estimated useful lives. Depreciation on the balance of the property and equipment is provided on the straight-line method over the estimated useful lives of the assets.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

Capitalized Software and Website Development Costs

The Company has capitalized software development costs in accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In addition, the Company has capitalized website development costs under Emerging Issues Task Force ("EITF") 00-02, "Accounting for Website Development Costs." Under both SOP 98-1 and EITF 00-02, qualifying personnel, computer and software costs are required to be capitalized and amortized over the software's estimated useful life, which the Company estimates to be three years. During 2008, the Company incurred software and website development costs of $651,470. Amortization expense for the year ended December 31, 2008, was $311,528.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Off-Balance-Sheet Credit Risk

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Company's clearing broker, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in a customer's margin accounts are not sufficient to fully cover that customer's obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and commissions receivable. The Company maintains its cash and cash equivalent balances in several major financial institutions in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in the accounts, and management does not believe there is any significant credit risk with respect to cash. The Company's commissions receivable represent commissions due from its clearing broker on completed security trades. These commissions are generally paid to the Company in the month following the month the commissions are earned.

Major Customers

Four customers accounted for approximately 15% of the Company's total commissions and fees for the year ended December 31, 2008.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2008, consisted of the following:

Leasehold improvements	$ 2,276,415
Furniture and fixtures	866,562
Equipment	1,989,849
Capitalized software and web development	1,266,033
	6,398,859
Less: accumulated depreciation	(3,463,960)
Property and equipment, net	$ 2,934,899

Depreciation and amortization expense for the year ended December 31, 2008, amounted to $1,071,069.

NOTE 3. COMMITMENTS AND CONTINGENCIES

Leases

The Company has several noncancelable operating leases for office facilities and software expiring periodically through 2012. Future minimum lease payments for the remaining lives of the leases are as follows:

Year ending December 31:		
2009	$	830,070
2010		732,939
2011		726,095
2012		209,404
	$	2,498,508

Minimum rentals are exclusive of lease provisions requiring adjustments for real estate taxes and other costs. Rent expense for the office facilities, including real estate taxes, for the year ended December 31, 2008, was $931,351. Software lease expense for the year ended December 31, 2008, was $50,428.

The Company sublets a portion of its office on a month-to-month basis. Rental income for the year ended December 31, 2008, was approximately $105,375. Rental income from a related party (see Note 10) for the year ended December 31, 2008 was approximately $26,625.

Litigation

The Company occasionally becomes involved in legal actions and claims arising in the ordinary course of business. Management believes that these occurrences will not have a material effect on the Company's financial position or results of operations.

NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments are cash and cash equivalents, accounts receivable, accounts payable, and long-term debt. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values based on their short-term nature. The recorded values of long-term debt approximate their fair values, as interest approximates market rates.

NOTE 5. MARKETABLE SECURITIES

The Company's marketable securities consist of 7,500 shares of common stock of the NASDAQ Stock Market, Inc. ("NDAQ"), with a market value of $185,325. The Company incurred unrealized losses of $185,850 on these securities during the year ended December 31, 2008.

NOTE 5. MARKETABLE SECURITIES (CONTINUED)

Characterization of Investments in Securities

In 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements." Using the provisions within SFAS No. 157, the Company has characterized its investments in securities, based on the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the first order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the last order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Investments recorded in the statement of financial condition are categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions market participants would use in pricing the investments.

As of December 31, 2008, the Company's investments consisted solely of Level 1 securities, which are valued based upon quoted prices available in active markets for identical investments.

NOTE 6. INCOME TAXES

In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation FIN No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 interprets the guidance in SFAS No. 109, "Accounting for Income Taxes." When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 31, 2008, the FASB Staff issued FASB Staff Position ("FSP") FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements.

NOTE 6. INCOME TAXES (CONTINUED)

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies." Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 7. EMPLOYEE BENEFIT PLANS

Defined Benefit Plan

In 2005, the Company adopted a cash balance pension plan. The plan covers certain highly compensated members and employees and substantially all non-highly compensated employees. The Company's funding policy is to contribute the larger of the amount required to fully fund the Plan's current liability or the amount necessary to meet the funding requirements as defined by the Internal Revenue Code. The Company uses a December 31 measurement date for its plan.

Changes in projected benefit obligation:		
Benefit obligation at January 1, 2008	$	469,683
Service cost		178,279
Interest cost		25,909
Actuarial loss		80,583
Benefit obligation at December 31, 2008	$	754,454
Change in plan assets:		
Fair value of plan assets at January 1, 2008	$	416,084
Actual return on plan assets		(71,469)
Employer contribution		267,026
Fair value of plan assets at December 31, 2008	$	611,641
Funded status of the plan	$	142,813
Unrecognized actuarial loss		-
Unrecognized prior service cost		-
Net amount recognized	$	142,813

NOTE 7. EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Benefit Plan (Continued)

Amounts recognized in the consolidated statement of financial condition consist of:

Prepaid benefit cost	$	-
Accrued benefit liability		4,502
Intangible asset		-
Accumulated other comprehensive income		138,311
Net amount recognized	$	142,813

The following are weighted-average assumptions used to determine benefit obligations at December 31, 2008:

Discount rate	5.75%
Rate of compensation increase	5.75%

The following are weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31, 2008:

Discount rate	6.00%
Expected long-term return on plan assets	5.00%
Rate of compensation increase	3.00%

Components of net periodic benefit cost are as follows:

Service cost	$	178,279
Interest cost		25,909
Expected return on plan assets		(27,480)
Recognized gain due to settlement		(1,201)
Recognized actuarial loss		-
Net periodic benefit cost	$	175,507

The following summarizes the Company's projected and accumulated benefit obligations at December 31, 2008:

Projected benefit obligation in excess of plan assets:		
Projected benefit obligation	$	754,454
Fair value of plan assets	$	611,641
Accumulated benefit obligation in excess of plan assets:		
Accumulated benefit obligation	$	754,454
Fair value of plan assets	$	611,641

The Company's pension plan was invested 100% in mutual funds at December 31, 2008. Approximately 89% of the plan assets are invested in bond and fixed income funds and approximately 11% of the plan assets are invested in equity funds. The target asset allocation is to have 80-85% of the plan assets invested in bond funds and 10-15% of the plan assets invested in equity funds.

NOTE 7. EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Benefit Plan (Continued)
The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges as described above.

The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, to achieve asset returns that meet or exceed the plan's actuarial assumptions, and to achieve asset returns that are competitive with like institutions employing similar investment strategies.

The investment policy is periodically reviewed by the Company and a designated third-party fiduciary for investment matters. The policy is established and administered in a manner so as to comply at all times with applicable government regulations.

The Company expects to contribute $270,000 to its pension plan in 2009 and does not expect to make any pension benefit payments in the next 10 years.

Defined Contribution Plan
The Company maintains a 401(k) profit-sharing plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Code limitations. The Company makes a matching contribution of 100% up to 3% of an employee's compensation, and an additional matching contribution of 50% of that portion that exceeds 3% of compensation, up to 5% of compensation. The Company may also make a discretionary contribution to the profit-sharing plan. The Company's contribution to the profit-sharing plan for the year ended December 31, 2008, was approximately $438,000. The amount unpaid at year-end is approximately $223,000, which is included in "profit-sharing plan contributions payable" in the accompanying consolidated statement of financial condition.

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had regulatory net capital of $8,615,862. The Company's net capital ratio was 0.31 to 1 as of December 31, 2008. The Company is exempt from Rules 15c3-3 and 17a-13 under the Securities and Exchange Act of 1934 because it does not carry customer accounts, nor does it hold customers' securities or cash.

NOTE 9. DEBT

In May 2006, the Company entered into a $2,000,000 loan agreement with a financial institution, which has a maturity date of May 1, 2013. The note is payable in monthly installments consisting of a fixed monthly principal payment of $23,810, plus interest equal to LIBOR plus 1% with a cap of 7.25% (2.0% at December 31, 2008). The note is personally guaranteed by the members of the Company. The note also has a financial covenant that requires the Company to maintain a certain debt service coverage ratio. At December 31, 2008, the Company was in compliance with this covenant. Amounts outstanding under the note at December 31, 2008, totaled $1,261,890.

Maturities of long-term debt are as follows:

Year Ending December 31:	
2009	$ 285,720
2010	285,720
2011	285,720
2012	285,720
2013	119,010
Total	$ 1,261,890

NOTE 10. RELATED PARTY TRANSACTIONS

The Company sublets office space to Stonehorse Capital ("Stonehorse"). The members of the Company have a majority interest in Stonehorse. Rent due from Stonehorse for the year ended December 31, 2008 was approximately $26,625. The Company also made advances to Stonehorse without formal repayment terms. Such advances totaled approximately $9,704 at December 31, 2008. Total receivables due from Stonehorse were approximately $36,329 as of December 31, 2008 and is included in prepaid and other current assets in the consolidated statement of financial position.